FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY

REGISTRATION STATEMENT NO. 333-185747

333 North Central Avenue ¡ Phoenix, AZ 85004	Financial Contacts:		Media Contact:
	Kathleen L. Quirk	David P. Joint	Eric E. Kinneberg
	(602) 366-8016	(504) 582-4203	(602) 366-7994

Freeport-McMoRan Copper & Gold Inc. Announces Intention

to Declare $1.00 per Share Supplemental Dividend on Closing of

Plains Exploration & Production Company Acquisition and

Reiterates Capital Allocation Plan for Oil & Gas Business

PHOENIX, AZ, May 20, 2013 – Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) announced today that its Board of Directors intends to declare a supplemental dividend of $1.00 per share of common stock immediately following the closing of the pending acquisition of Plains Exploration & Production Company (NYSE: PXP). This supplemental dividend would be in addition to FCX’s regular quarterly common stock dividend of $0.3125 per share.

The payment of the dividend is intended to benefit both FCX’s current shareholders and the FCX shares to be issued in connection with the pending acquisition of Plains Exploration & Production Company. The declaration of the supplemental dividend is conditional on the closing of the transaction.

In addition, a special committee of FCX’s Board of Directors formed to consider the transaction and the FCX Board of Directors have agreed to allow Plains Exploration & Production Company to pay a $3.00 per share cash dividend to PXP stockholders upon completion of the transaction.

FCX also announced that, assuming completion of the pending acquisitions of Plains Exploration & Production Company and McMoRan Exploration Co. (NYSE: MMR), it plans to complete $1.5 billion in asset sales from the combined company and/or to reduce its capital spending plans. In addition, FCX reiterated its commitment to limit oil and gas capital expenditures to the cash flows generated by the oil and gas business.

James R. Moffett, Chairman of the Board and Richard C. Adkerson, President and Chief Executive Officer said, “We are pleased to announce this planned action which is consistent with our Board’s long standing tradition of providing cash returns to shareholders. This dividend in no way changes our commitment to reduce debt on completion of the pending acquisitions. The planned asset sales, combined with our significant cash flows and disciplined approach to investing in capital projects, will enable us to meet our target of reducing debt to $12 billion over a three year period. We are committed to continuing our track record of maintaining a strong balance sheet, operational excellence, return driven capital investments and focus on creating shareholder value.”

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Based on approximately 1,038 million common shares expected to be outstanding, the supplemental dividend payment will approximate $1.0 billion. If declared and paid, this supplemental dividend would be the eleventh supplemental dividend paid by FCX since 2004.

FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world’s largest producer of molybdenum.

The company’s portfolio of assets includes the Grasberg minerals district, one of the world’s largest copper and gold mines in terms of recoverable reserves; significant mining operations in the Americas, including the large scale Morenci and Safford minerals districts in North America and the Cerro Verde and El Abra operations in South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo. Additional information about FCX is available on FCX’s website at www.fcx.com.

Cautionary Statement Regarding Forward Looking Statements: This press release contains forward-looking statements in which we discuss factors we believe may affect our potential future performance factors related to the proposed transaction, and factors relating to our future operations. Forward-looking statements are all statements other than historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” “would be” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events described in the forward-looking statements will transpire, or if they do what impact they will have on the results of operations and financial condition of FCX, PXP or the combined company, on the declaration of dividends by either party, on any future asset sales, or on future capital allocation decisions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the actual timing and amount of any dividends paid or declared by either party, the ability of FCX to consummate any future asset sales on beneficial terms or at all, the timing and proceeds generated by any such sales, the ability of FCX to determine that all or a portion of the contemplated asset sales are not desirable and not to pursue or consummate such sales, the ability of FCX to determine not to proceed with reductions in any capital spending plans, the ability of FCX to fund its oil and gas business with cash flows generated by such business, FCX’s future capital needs and capital allocation decisions, including future decisions by FCX to allocate capital among its operating segments and to fund its capital expenditures in a manner other than the manner set forth in the press release, FCX’s ability to meet its stated debt reduction goals, the ability of the parties to satisfy the conditions precedent and consummate the proposed transaction, the timing of consummation of the proposed transaction, the ability of the parties to secure required approvals in a timely manner or on the terms desired or anticipated, the ability of FCX to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. The declaration of dividends is at the discretion of the Company’s Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. Additional important factors that might cause actual results to differ materially from results anticipated by forward-looking statements include factors described in FCX’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 22, 2013, as amended on April 23, 2013, PXP’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 21, 2013, as amended on February 25, 2013 and April 29, 2013, and in the other documents that FCX and PXP file with the SEC from time to time.

Additional Information about the Proposed Transaction and Where to Find It: In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. In addition, you may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of FCX or PXP at the following:

Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
333 N. Central Ave. Phoenix, AZ 85004 Attention: Investor Relations Phone: (602) 366-8400 Email: ir@fmi.com	700 Milam, Suite 3100 Houston, TX 77002 Attention: Investor Relations Phone: (713) 579-6000 Email: investor@pxp.com

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FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s 2012 Annual Report on Form 10-K, filed with the SEC on February 22, 2013, as amended on April 23, 2013.. Information about PXP’s directors and executive officers is available in PXP’s 2012 Annual Report on Form 10-K filed with the SEC on February 21, 2013, as amended on February 25, 2013 and April 29, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials which may be filed with the SEC regarding the merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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